Exhibit 10.4

      SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

      This Agreement amends that certain Employment Agreement dated August 1, 1999, as amended, ("Employment Agreement") between J. C. Penney Company, Inc. and J. C. Penney Corporation, Inc., each a Delaware corporation, ("Employer") and Vanessa Castagna ("Employee"), and shall be effective as of July 15, 2004.

1.	Section 2 of the Employment Agreement is amended by extending the Termination Date until the date on which a final determination of Employee’s employment status is made under Section 2 below. During this extended period of the Termination Date, all terms and provisions of the Employment Agreement shall remain in full force and effect.

2.	Section 2 of the Employment Agreement is further amended by adding the following paragraph to Section 2:

Notwithstanding any other provision of the Employment Agreement, if on or before October 1, 2004, Employee is not advised of the Employer’s intention in writing to negotiate and enter into a new employment agreement mutually satisfactory to Employer and Employee, Employee may voluntarily elect to terminate her employment without Cause in which case the Employer will pay or provide to her two years of Grand Total Earnings and the other payments and benefits provided for in Section 7.5(i), other than the severance payment described in clause (4) of said Section 7.5(i). Payments due shall be paid as provided in Section 7.5(ii), except that such portion of the severance payment payable as Base Salary shall continue to be payable on a monthly basis, and Comp Plan payments shall be paid at the normal scheduled times in March of each year in the amount of the lesser of (i) 100 per cent of the target award, or (ii) the actual award payable, as if Employee had remained employed, however, subject to reduction after giving effect to the payments received by the Employee from another employer as provided in the next succeeding paragraph. The noncompetition agreement contained in Section 10.3 shall not apply in case the Employee makes the above election. The Employee shall as soon as practical after receipt of the Employer’s written intention to enter into a new employment agreement begin negotiation of a new employment agreement. If no such written intention has been received by October 1, 2004, Employee shall have until November 14, 2004 to make the above election by written notice to Employer. If Employee makes the above election, on or before November 14, 2004, Employee shall be vested in all of Employee’s retirement benefits and all restricted stock and options (except for the July 19, 2002 grant if not exercised and the March 1, 2004 grant) granted

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to Employee. If the Employee’s employment terminates on or prior to November 14, 2004 pursuant to Section 7.4, the Employee will be treated for all purposes under this Agreement as if Employee had voluntarily terminated employment pursuant to the foregoing provisions of this paragraph. If the Employee takes no action to either negotiate a new employment agreement or make the above election, the Employee shall become an employee at will after November 14, 2004.

        For purposes of the preceding paragraph, Employer and Employee agree that Employer’s obligation to pay two years of Grand Total Earnings shall terminate on the date Employee enters into employment with another employer, except that Employee shall be entitled to receive payments for the remainder of such two year period for any difference between Grand Total Earnings determined as provided in the preceding paragraph and total cash earnings (i.e., the sum of salary and annual cash incentive compensation payable at target) paid or payable by the new employer for such period. The Employee will report to the Employer any such cash earnings actually earned or to be received by the Employee. The Employee will promptly advise Employer when Employee enters into employment with another employer.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

                                            J. C. PENNEY COMPANY, INC.

                                            By _/s/ Allen Questrom_____________
                                                     Allen Questrom
                                                     Chairman and Chief Executive Officer

                                            J. C. PENNEY CORPORATION, INC.

                                            By__/s/ Allen Questrom_____________
                                                     Allen Questrom
                                                     Chairman and Chief Executive Officer

                                            ___/s/ Vanessa Castagna____________
                                                     Vanessa Castagna